Governor Announces New $400 Million ASML and IBM R&D Partnership at Albany Center of Excellence

ASML to Locate Its First-Ever R&D Center Outside Europe in Tech Valley

Governor George E. Pataki today, in his 11th Annual State of the State Message, announced that ASML Holding NV and IBM Corporation create a $400 million nanochip research and development at the Albany Center of Excellence in Nanoelectronics.

The new International Multiphase Partnership for Lithography Science and Engineering (IMPLSE) is ASML’s first R&D center outside Europe and will bring together a network of over 50 high tech companies from across New York.

“ASML is a global leader in the nanoelectronics industry and we are extremely proud of this major new investment, the first of its kind outside Europe,” Governor Pataki said. “With the Albany Center of Excellence, International SEMATECH North, Tokyo Electron, and IBM’s second chip-fab in East Fishkill, we have created a powerful nanoelectronics industry cluster that is transforming the Upstate economy and helping to create thousands of new high-tech jobs for New Yorkers. This announcement is another critical step in the creation of our Empire State High-Tech Corridor. I want to thank Martin van den Brink, ASML, and IBM for their continued vote of confidence in our Albany Center of Excellence.”

The new center will bring together global technical expertise and state-of-the-art resources in nanoscale lithography to the ever expanding 300mm wafer Albany NanoTech complex, home of the UAlbany Center of Excellence and the recently created college for nanotechnology, the most advanced such complex of any university in the world. Lithography is the complex printing of circuit patterns on silicon wafers to create nanochips, and is universally recognized as the most important technology driver in the nanoelectronics industry.

State Senate Majority Leader Joseph L. Bruno said, “I’m extremely proud that ASML, a global leader in the nanoelectronics industry, has chosen New York State as the location for their first-ever R&D center outside of Europe. ASML’s investment will continue to keep New York at the forefront of emerging technologies, strengthen our economy and create jobs for the people of New York State.”

Martin van den Brink, ASML’s Executive Vice President, Marketing and Technology, said, “ASML is thankful to the commitments provided by Governor Pataki and is very pleased for the opportunity to participate in the advanced 300mm R&D programs of the Albany Center of Excellence. As a global leader in the semiconductor lithography industry, ASML believes that it is critical to build R&D alliances in order to support and continuously improve our products and services as they are introduced into production facilities around the world. This partnership with New York State exemplifies our commitment to providing our customers with production-worthy, enabling technologies that meet the requirements of their technology and business roadmaps.”

Dr. John E. Kelly, III, Ph.D., IBM’s Senior Vice President for Technology and Intellectual Property, said, “Today’s announcement is a strong testimony to the great value IBM and ASML place on their collaborative relationship with the State of New York and the University at Albany Center of Excellence in Nanoelectronics. This investment is a great example of how Governor Pataki is providing the model for government, industry and academia partnerships to enhance the business climate and bring new opportunities to the entire state. As a longstanding member of the New York business community, we believe that the addition of IMPLSE to the University at Albany’s 300mm wafer nanoelectronics complex will bring dividends to all involved for many years to come.”

University at Albany Interim President John R. Ryan said, “We are delighted with the announcement that ASML is locating its first 300 mm wafer research center outside Europe at the University at Albany. We are extremely grateful to Governor Pataki and our world-class private sector partners like ASML and IBM for their critical investments in our high technology programs. These investments will play a key role in advancing our research, education, and economic outreach programs.”

Alain E. Kaloyeros, Ph.D., Executive Director of the UAlbany Center of Excellence and Vice President of the College of Nanoscale Science and Engineering said, “This announcement is a glowing testimony to the vision and leadership of Governor Pataki, particularly in terms of his creation of the nanoelectronics R&D and manufacturing critical mass necessary to make New York a global high tech leader. We thank ASML and IBM for their commitments and investments, and look forward to working with them to further advance our collective science and technology roadmap, while contributing to New York’s economic competitiveness.”

The agreement between New York, ASML, and IBM includes approximately $400 million in State and industry support over the next five years. The $75 million State investment will be primarily for capital construction, equipment and specialized tools for research.